Filed by: Westar Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.
Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated
Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.
Commission File Number: 132-02816

Date: August 25, 2017

{Hyperlinks to material previously filed with the Securities and Exchange Commission intranet have been omitted}

NEWS RELEASE

For Immediate Release

WESTAR ENERGY AND GREAT PLAINS ENERGY ASK KCC TO APPROVE MERGER OF EQUALS; MISSOURI FILING TO BE SUBMITTED BY AUG. 31

Combining neighboring electric utilities expected to bring annual savings of more than $160 million within 5 years, create financially stronger company

TOPEKA, Kan. and KANSAS CITY, Mo. – Aug. 25, 2017 – Westar Energy, Inc. (NYSE: WR) and Great Plains Energy Incorporated (NYSE: GXP) today asked the Kansas Corporation Commission (KCC) to approve their proposed merger. The neighboring utilities intend to apply for Missouri Public Service Commission (MPSC) approval by Aug. 31. The revised transaction is a stock-for-stock merger of equals that would create a new company serving 1.6 million customers with a combined equity value of approximately $14 billion.

“The KCC recognized the unique value of bringing Westar and Great Plains together. We appreciate the opportunity to present this new merger of equals for their consideration,” said Mark Ruelle, president and chief executive officer of Westar Energy. “Our customers will have a stronger company with less pressure on prices. Our shareholders will see a dividend increase and opportunity for long-term growth.”

The companies announced their intent to pursue a new transaction on July 10. Filing applications with the KCC, MPSC and other regulators formalizes the companies’ request for approvals for Great Plains Energy and Westar Energy to merge to form a new holding company, which will operate regulated electric utilities in Kansas and Missouri. Operating headquarters will be in both Topeka, Kansas, and Kansas City, Missouri. Corporate headquarters will be in Kansas City, Missouri.

“This merger unlocks savings and financial benefits for our customers, shareholders, communities and employees,” said Terry Bassham, chairman, president and chief executive officer of Great Plains Energy. “We carefully listened to the KCC’s concerns with our original transaction and crafted a new merger agreement using the KCC’s earlier order for guidance to bring better value to customers and shareholders of both utilities compared with remaining stand alone. We look forward to working with the KCC, MPSC and other stakeholders as we seek approval.”

For the past year, the companies have been planning their combination and have identified initial savings of about $28 million in 2018, growing to $160 million per year by 2022. While the merger savings will be reflected in future electricity rates, the companies also propose $50 million in customer bill credits to retail customers in both Missouri and Kansas soon after the merger closes.

The merger better positions the companies to invest in programs and infrastructure to maintain and potentially improve customer service with less impact on prices. The companies’ have committed to maintaining community charitable contributions and to no involuntary job losses resulting from the merger.

With no cash premium paid and no transaction debt, the new company is expected to remain financially strong, aiding its ability to provide reliable service to customers and attractive returns to shareholders. The size created by merging should improve access to capital markets and leverage with suppliers, providing future savings for customers.

Great Plains and Westar anticipate filing their merger application with the Federal Energy Regulatory Commission (FERC) and the Nuclear Regulatory Commission (NRC) before the end of August. The companies expect to have necessary approvals in the first half of next year.

On July 10, the companies announced that both companies’ boards of directors unanimously approved a revised transaction that involves no control premium, no transaction debt, no exchange of cash, and is a stock-for-stock merger of equals. Recognizing the stock price differences in the exchange, Westar shareholders will exchange their shares on a ratio of 1 WR share for 1 share of the new company; Great Plains shareholders will exchange their shares on a ratio of 1 GXP shares for 0.5981 share of the new company. The new, combined company will provide electric utility service to approximately 1 million Kansas customers and nearly 600,000 customers in Missouri. The combined company will have a new name, yet to be established. Read the full announcement.

About Westar Energy

As Kansas’ largest electric utility, Westar Energy, Inc. (NYSE:WR) provides customers the safe, reliable electricity needed to power their businesses and homes. Half the electricity supplied to the company’s 700,000 customers comes from emissions-free sources – nuclear, wind and solar - with a third coming from renewables. Westar is a leader in electric transmission in Kansas, coordinating a network of lines and substations that support one of the largest consolidations of wind energy in the nation. For more information about Westar Energy, visit www.WestarEnergy.com.

About Great Plains Energy

Headquartered in Kansas City, Mo., Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company, two of the leading regulated providers of electricity in the Midwest. Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company use KCP&L as a brand name. More information about the companies is available on the Internet at: www.greatplainsenergy.com or www.kcpl.com.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE

INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation
Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements
Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy and Westar Energy, including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Westar Energy
Investors:
Cody VandeVelde
Director, Investor Relations
(785) 575-8227
Cody.VandeVelde@westarenergy.com

Media:
Gina Penzig
Media Relations Manager
(785) 575-8089
Gina.Penzig@westarenergy.com
Media line: 888-613-0003

Great Plains Energy
Investors:
Calvin Girard
Senior Manager, Investor Relations
(816) 654-1777
calvin.girard@kcpl.com

Media:
Courtney Hughley
Senior Manager, Corporate Communications
(816) 556-2414
Courtney.Hughley@kcpl.com
Media line: (816) 392-9455

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